Exhibit 99.1

 IperionX Limited  ABN 84 618 935 372  Sustainability Report  2025

 About IperionX  IperionX is a leading American titanium metal and critical materials company – using patented metal technologies  to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions than traditional production processes.  Table of Contents  Introduction  02  Our People and Communities  26  CEO Letter  03  Our People  27  Year in Numbers  04  Health and Safety  28  Why Titanium  05  Our Communities  31  Titanium Technology Benefits  06  Halloween Fun  32  Welcome to IperionX  08  Halifax County, VA Community  34  Our Operations  09  Supporting STEM Education  36  Titanium Technologies  10  Our Industry Partners  39  Titanium Manufacturing Campus  12  Titan Project  14  Our Environment  Our Environmental Responsibility  40  41  Our Governance  16  Circular Economy  42  Governance Approach  17  Our Life Cycle Assessment  43  Our Materiality Assessment  20  Our Water Use  44  Our Material Topics  21  Our Energy Use  45  Our Sustainability Goals  22  Our Carbon Footprint  47  Business Ethics  24  Our Commitment to Biodiversity  48  Cybersecurity  25  Appendices  49  Reporting Standards  49  GRI Content Index  50  SASB Content Index  66  Forward Looking Statements  73  Contents  Introduction  Governance  People  Environment  Appendices  01

 01  Introduction  To all our valued stakeholders  IperionX was founded with a clear and ambitious vision – to make titanium both affordable and sustainable. In this, our fourth annual Sustainability Report, we reflect on another year of significant progress toward that vision, as we continue to revolutionize how titanium is produced, sourced, and used.  The past year marked a pivotal transition for IperionX, from development into commercial production. At our Virginia Titanium Manufacturing Campus, we successfully commissioned operations  and began scaling output using our portfolio of patented technologies to deliver low-cost,  high-performance, and 100% recycled titanium. Our proprietary HAMR™ and HSPT™ processes set a new global benchmark for sustainable titanium production – achieving higher yields, lower energy consumption, and reduced costs for customers. These advances are unmatched in the industry and are positioning IperionX at the forefront of a circular and globally-competitive titanium economy.  As we continue to scale production and deliver further step-change improvements in efficiency and cost, the potential applications for titanium will continue to expand, from aerospace  and defense to electric vehicles, consumer electronics, robotics, and marine systems. Each advancement brings us closer to building on our vision of a fully circular titanium supply chain made in the United States.     Anastasios (Taso) Arima  Chief Executive Officer & Managing Director  At our Titan Project in Tennessee, we advanced our U.S. Government–funded Definitive Feasibility Study, the final engineering stage before potential development. This world-class, fully permitted critical mineral asset – among the largest titanium, rare earth, and zircon resources in the nation – is poised to play a vital role in rebuilding a sustainable domestic supply chain for critical materials, reducing America’s reliance on imports, and strengthening national resilience.  This year also saw significant growth in our team, reflecting both the momentum of our mission and the scale of our opportunity.  Our people are the foundation of our success – their expertise, creativity, and commitment drive the milestones and innovations that we achieve.  Our progress is made possible through deep collaboration with our stakeholders: our investors, customers, partners, and the  communities in which we operate. Together, we are redefining what is possible for sustainable, domestic production of critical metals.  Thank you for your continued trust and support as we work to build a more resilient and sustainable future, powered by titanium.  Our people are the foundation of our success – their expertise, creativity, and commitment drive the milestones and innovations that we achieve.  Appendices  Environment  People  Governance  Contents  Introduction  02  03

04

Contents | Introduction | Governance | People | Environment | Appendices

05

IperionX FY25 in numbers

Governance

3
Meetings
of the Sustainability Committee (now the Nominating & Governance Committee)

4
Independent Directors
on the newly-formed Sustainability Sub-Committee

100%
Completed Annual Training
percentage of IperionX employees and Board Directors who completed annual Code of Conduct and Cybersecurity training

People

0
Recordable Safety Incidents

>1,700
Hours of training
safety, cybersecurity, governance, and development training completed by our employees

50+
Community Events
IperionX participated in or donated to

$26,000
Scholarships
funded to support STEM education

>$45,000
Community Donations
to support local initiatives

Environment

100%
Recycled Content
percentage for IperionX Titanium Powder

100%
Renewable Energy
percentage of Total Operational Electricity Demand

>90%
Estimated decrease in carbon footprint
of IperionX 100% Recycled Spherical Titanium Powder compared to conventional titanium powder production per independent LCA studies

Titanium is prized in a variety of industries due to its superior material properties

- 45% Lighter than Steel
- High Melting Point
- Superior Corrosion Resistance
- Low Thermal Expansion
- Non-Toxic & Biocompatible
- High Strength-to-Weight Ratio


Military and Defense
Airframes and Turbine Engines
Dental Implants
Space Exploration
Electric Vehicles
Glasses Frames
Bicycle Frames
Medical Implants and Prosthetics
Seawater Desalination
Mobile Phones
Energy Systems
Luxury Goods
Consumer Electronics
Submarines and Naval Applications

IPERIONX

 IperionX technologies revolutionize titanium processing  The future of titanium  IperionX’s titanium technologies can provide a sustainable solution for wider adoption.  Proprietary sustainable technologies provide IperionX with the potential to disrupt the global titanium supply chain by cutting carbon emissions and costs and bringing a fully circular titanium supply to the U.S. market.  Legacy titanium production  The current Kroll process is energy, carbon, and cost intensive.  The Kroll process, while a breakthrough in the 1940s, has limited titanium’s wide-scale adoption and potential, largely due to its high economic and environmental price tag.  High Carbon Emissions  Petroleum coke as direct carbon source  Low-Carbon  Zero Scope 1 and 2 emissions  Chemical Intensive Hazardous chemicals used  Circular Supply Chain  Near-net-shape and infinitely recyclable  High Melt Temperatures Increases energy use  No Melt Process Lowers energy use  Recycling Limited  Kroll process relies on virgin minerals  100% Recycled  Scrap and end-of-life recycling  High Cost  Has historically limited titanium applications  Low Cost  Competitive with stainless steel  High Energy Use  Increases carbon emissions and cost  U.S. Mineral Supply Vertically integrated  06  Contents  Introduction  Governance  People  Environment  Appendices  07

 Welcome to IperionX  IperionX is proud to bring domestic production of titanium back to the U.S.  sustainable and circular titanium metal supply chain for advanced industries including aerospace and defense to electric vehicles, consumer electronics, robotics, and marine applications.  For IperionX, our commitment to sustainability isn’t limited to the production of 100% recycled sustainable titanium.  Through the vertical integration of our operations including both our patented metal technologies and the Titan Critical Minerals Project, we can produce low-cost and sustainable titanium metal from both scrap titanium and domestic titanium minerals.  Our U.S. Operations  IperionX U.S. operations span distinct areas of the country:  Halifax County, Virginia: Location of our Titanium Manufacturing Campus, where we are rapidly and efficiently scaling up our commercial titanium production process.  Salt Lake City, Utah: Location of our Industrial Pilot Facility that has been producing titanium metal powder with proprietary technologies since 2019 and will continue to serve as a research and development center.  West Tennessee: Location of our Titan Critical Minerals Project in  West Tennessee that will provide vertical integration for our company as a source of titanium and other critical minerals.  Over the past year, we have forged new and ongoing collaborations with a wide range of partners in industries ranging  from aerospace to luxury goods to defense.  These collaborations have enabled us to prove the commercial value of our high quality, 100% recycled titanium.  We see major opportunities across the automotive, aerospace, consumer electronics, and defense sectors that need titanium products to meet their  demanding performance specifications.  The significant demand for a low cost, sustainable, and secure source of titanium is becoming increasingly apparent, with growth in titanium usage for applications such as consumer electronics and robotics. IperionX is positioned to provide a sustainable domestic source of titanium to meet this growing demand.  IperionX is a public company with its  U.S. headquarters in North Carolina, listed on both the Nasdaq (Nasdaq: IPX) and the Australian Stock Exchange (ASX: IPX).  Sustainability helps guide our business planning and operations. We are working to facilitate the transition towards a more  At IperionX, we are on a mission to build an end-to-end, low-cost, and sustainable titanium supply chain in the U.S.  Industrial Pilot Facility  Salt Lake City, Utah  2  Titan Critical Minerals Project  West Tennessee  3  Titanium  1 Manufacturing Campus  Halifax County, Virginia  08  Contents  Introduction  Governance  People  Environment  Appendices  09

10

Contents Introduction Governance People Environment Appendices

11

Groundbreaking titanium technologies that can revolutionize the global titanium industry

IperionX's breakthrough titanium metal technologies have the potential to substantially disrupt the global titanium industry, facilitate a circular titanium supply chain, and re-shore U.S. titanium for national security interests. These technologies can produce titanium products that are lower in cost, energy, and carbon emissions than traditional titanium processes.


Current Industry
Up to 10 forging / rolling steps
Feedstock
Chlorination
Reduction & Distillation
Vacuum Arc Remelting
Forging
Rolling
Machining
Products
Titanium Minerals
Titanium Sponge (<95% yield)
Titanium Ingot (<85% yield)
Titanium Mill Products (~50–75% yield)
Titanium Products (~5–15% yield)
IPERIONX
Feedstock
IPX HAMR Process
IPX HSPT Process
Machining
Products
Titanium Scrap and/or Mineral
Titanium Powder (~85–95% yield)
Titanium Mill Products or Near Net shapes (~85% yield)
Titanium Products (~50-80% yield)

Refer to ASX release dated 15 August 2024 for further information.

HAMR™ and HSPT™ Technologies

Hydrogen Assisted Metallothermic Reduction (HAMR™), a core patented technology, effectively deoxygenates titanium scrap to produce low-oxygen titanium powders. Using this proprietary technology, IperionX recycles scrap titanium to produce 100% recycled titanium powders – spherical powder for use in additive manufacturing or angular powder for use in powder metallurgy.

Notably, these technologies use no direct carbon sources and therefore produce no direct carbon emissions during the process, unlike the Kroll process. Low temperature processing results in much lower energy use than the Kroll process, which greatly reduces the electrical requirements and associated indirect carbon emissions of the patented technologies.

Additionally, the patented Hydrogen Sintering and Phase Transformation (HSPT™) technology process enables the low-cost production of near-net-shape and additively manufactured titanium parts with similar properties to traditional forged or wrought parts. By combining powder metallurgy or additive manufacturing with the HSPT™ processing technology, IperionX produces near-net-shape titanium parts with an ultra-fine-grain microstructure. These parts have the potential to be produced at significantly lower cost and with greatly reduced scrap generation, while achieving material performance properties similar to those produced by forging. By producing titanium parts with reduced scrap generation, these technologies further enable a titanium circular economy.



"It has been amazing to see our titanium technologies evolve from the early days in the lab, to pilot scale, to where we are now at commercial levels. Every breakthrough is a result of years of sophisticated research, innovation and collaboration. I'm proud of how far we've come, and excited to be a part of developing sustainable, cutting-edge titanium technologies that can build a brighter future right here in the U.S."

Hyrum Lefler, PhD
VP of Research & Development

IperionX Titan Project ilmenite (LHS) prior to conversion to low carbon, high grade synthetic rutile (RHS).





+99%

TiO_2 feedstock from rutile via IperionX's patented ARH™ technology

Green Rutile™ & ARH™ Technologies

IperionX's proprietary mineral upgrading technologies, Green Rutile™ and Alkaline Roasting and Hydrolysis (ARH™), can add value to titanium minerals to produce low-cost, sustainable, and high-purity titanium feedstock for use at HAMR™ titanium production facilities.

The proprietary Green Rutile™ process upgrades lower grade titanium minerals into higher-grade synthetic rutile titanium product plus a co-product of purified iron oxide powder that could be used for metal alloying or produced as a pre-cursor for lithium iron phosphate (LFP) batteries.

The Scope 1 and 2 greenhouse gas emissions from the current production of synthetic rutile and titanium slag are significant. In contrast, IperionX's Green Rutile™ process does not use coal as a reductant, and when combined with renewable or low-carbon sourced electricity, has the potential to result in high-quality titanium product with low carbon emissions.

IperionX's patented ARH™ technology can further upgrade rutile titanium minerals, including Green Rutile™, to +99% titanium dioxide (TiO_2) feedstock so that it can be used as a high-purity feedstock for the HAMR™ titanium production process.

 Titanium Manufacturing  Campus Virginia  The Titanium Manufacturing Campus represents an important step forward in our mission to build a sustainable domestic titanium supply chain in the U.S.  At the Titanium Production Facility high-quality and low-cost angular and spherical titanium powders are being produced in commercial quantities.  Development of the TPF facilitates IperionX’s production of 100% recycled titanium products on a commercial scale, from recycled titanium scrap feedstocks using  our breakthrough titanium technologies.  The U.S. government continues to support IperionX’s efforts to re-shore a secure domestic titanium supply chain that is currently dominated globally by China and Russia. IperionX is well positioned to benefit from these resources to scale titanium production and manufacturing capacity.  The awards have allowed IperionX to commence scale up plans that will position  IperionX as a global supplier of 100% recycled, low-cost and low-carbon titanium metal powders.  The high-quality titanium powders are an important low-cost internal feedstock for the Advanced Manufacturing Center, where  they are utilized to manufacture a wide range of higher value titanium products such  as semi-finished traditional mill products, near-net-shape forged titanium components and high-value titanium products using additive manufacturing, also known as 3D printing. By using near-net-shape forging and additive manufacturing, IperionX can produce titanium parts with significantly less titanium waste than is produced  using traditional subtractive manufacturing techniques. This low-waste titanium part production using our 100% recycled titanium powders further enables a titanium  circular economy.  IperionX continued the expansion of our operations  in Virginia this past year by successfully commissioning and commencing commercial operations at the Titanium Manufacturing Campus.  “The progress we’ve made at the Titanium Manufacturing Campus over the past year has been remarkable. Seeing our vision move from concept to reality, and watching our Virginia team grow alongside it, has been incredibly rewarding. The talent, dedication, and drive of this team are truly powerful – they’re the force behind everything we’ve accomplished. As we begin commercial production, I’m proud of what we’ve built together and excited for what’s ahead as we continue to scale titanium manufacturing here in the U.S.”  David Landrith  Executive VP of Metals  100%  renewable energy powers the Titanium Manufacturing Campus, reflecting our commitment to sustainable operations  12  Contents  Introduction  Governance  People  Environment  Appendices  13

 In fiscal year 2025, we reached a major milestone with the commencement of the Titan Project’s Definitive Feasibility Study, a key step in advancing development under  a U.S. government–funded contract awarded to IperionX. This initiative supports the strengthening of the U.S. Defense Industrial Base by accelerating the creation of  a resilient, low-cost, and fully integrated domestic mineral-to-metal titanium supply chain.  The Titan Project is fully controlled by IperionX, enabling the potential for vertical integration with our proprietary titanium metal technologies and providing a  U.S.-based source of titanium minerals for our customers. It has the potential to play a pivotal role in reducing the nation’s dependence on imported critical minerals and rebuilding a sustainable, domestic supply chain essential to advanced U.S.  industries. Once operational, this world-class asset is expected to supply titanium, zircon, and rare earth minerals for decades to come.  Sustainability and responsible land management are at the core of the Titan Project’s design. Mineral extraction activities will be low impact, requiring no drilling  or blasting, and the Titan Project will be completed in phases with progressive reclamation to minimize our active operational footprint at any given time.  Through our partnership with the University of Tennessee Institute of Agriculture, we are researching innovative methods to restore the land – enhancing soil fertility, supporting biodiversity, and promoting carbon sequestration. Our goal is clear: to ensure the Titan Project delivers a net positive impact on the land and environment throughout its lifecycle.  The Titan Project – strengthening America’s supply chain responsibly  IperionX’s Titan Critical Minerals Project in West Tennessee represents the largest JORC-compliant resource of titanium, rare earth, and zircon mineral sands in the U.S.  “It’s been incredible to see this project grow from an idea into a world‑class critical minerals development. Reaching the Definitive Feasibility Study is a major milestone, and I’m excited for what’s ahead – building a sustainable U.S. supply of critical minerals while caring for the land and communities that make it possible.”  Deling Xian, P. Eng.  VP of Project Development  14  Contents  Introduction  Governance  People  Environment  Appendices  15

 02  Our Governance  As we grow, we continue to embed sustainability into the fabric of our organization – from governance and strategy to operations and products.  Governance with Purpose  From its founding, IperionX has placed sustainability at the core of its mission to revolutionize the U.S. titanium supply chain. Our goal is to set a new standard  for responsible and sustainable practices within the metals and minerals industry – advancing innovation while ensuring accountability at every level.  As we grow, we continue to embed sustainability into the fabric of our organization – from governance and strategy to operations and products. This commitment is reflected in how we lead, how we make decisions, and how we measure success: through transparency, integrity, and long-term value creation.  Strategic Oversight for a Resilient Future  The IperionX Board of Directors provides strategic guidance and oversight to ensure the company’s long-term success. The Board meets quarterly to review performance, evaluate key opportunities, and assess risks that may influence the company’s direction. During fiscal year 2025, the Board appointed a seventh director, Tony Tripeny, and appointed current director Lorraine Martin as Lead Independent Director.  The Board plays a central role in ensuring that IperionX has the resources, governance structure, and leadership necessary to advance its vision of a domestic titanium circular economy.  Originally adopted in 2021 and updated in fiscal year 2025, the Board Charter  reaffirms IperionX’s commitment to building shareholder value, strengthening responsible governance, and upholding the highest standards of ethical leadership  and accountability.  The Board of Directors has three standing committees and one sub-committee as of the end of fiscal year 2025. The Committee charters are available here:  Audit Committee  Nominating & Governance Committee  − Sustainability Sub-Committee  Compensation Committee  Our Sustainability  Governance  16  Contents  Introduction  Governance  People  Environment  Appendices  17

 Balanced and Visionary Governance  As an industry leader, IperionX is proud to have a well-balanced Board, with 43% female and 71% independent representation, reflecting our commitment to strong, effective governance. We believe that drawing on a wide range of experiences and viewpoints from accomplished leaders across our governance structure strengthens decision-making and fuels innovation throughout the company.  Strengthening Governance for Sustainable Growth  IperionX originally established a Sustainability Committee in fiscal year 2022 to guide the company’s sustainability efforts. In fiscal year 2025, as part of the company’s ongoing governance evolution, this structure was refined to align with best practices for a maturing, publicly listed organization. The Sustainability Committee transitioned into the Nominating & Governance Committee, under which a dedicated Sustainability Sub-Committee was established.  This enhancement ensures that sustainability remains a core focus at the highest levels of corporate governance while integrating it more closely with broader governance and strategic priorities. The Sustainability Sub-Committee continues to provide  structured oversight and accountability for the company’s environmental, people, and community, reinforcing IperionX’s commitment to responsible growth and long-term value creation for stakeholders.  Day-to-day sustainability activities are  led by the Vice President of Sustainability, who provides quarterly updates to the Sustainability Sub-Committee, ensuring transparency, alignment, and continuous progress toward the company’s sustainability goals.  “The introduction of the Lead Independent Director role marks another important step in IperionX’s governance evolution. As we continue to grow, it’s essential that we maintain strong, independent oversight and uphold the highest standards  of accountability. This role reinforces the Board’s dedication to transparency, integrity, and long‑term sustainability – ensuring we continue to act in the best interests of our shareholders, employees, and communities.”  “This evolution in our Board structure during fiscal year 2025 represents an important milestone in IperionX’s growth. As we’ve matured as a company, aligning our committees with best practices for board governance was a natural next step. Establishing the Nominating & Governance Committee with a dedicated Sustainability Sub‑Committee allows us to take a more integrated approach — ensuring that sustainability continues to be championed at the highest level of our organization and remains central to how we govern and grow.”  Melissa Waller  Independent Non-Executive Director, Chair of the Nominating & Governance Committee  Lorraine Martin  Lead Independent Director  Board of Directors  Melissa Waller  Independent  Non-Executive Director  Todd Hannigan  Executive Chairman  Beverly Wyse  Independent  Non-Executive Director  Lorraine Martin Lead Independent Director  Anastasios Arima CEO and Managing Director  Vaughn Taylor  Independent  Non-Executive Director  Tony Tripeny  Independent  Non-Executive Director  Committee membership:  Nominating & Governance Committee and Sustainability  Sub-Committee  Audit Committee  Compensation Committee  Committee Chair  18  Contents  Introduction  Governance  People  Environment  Appendices  19

20
Contents Introduction Governance People Environment Appendices
21

Our stakeholders are important partners

The IperionX baseline materiality assessment completed in 2021 was an important early milestone in our sustainability journey, setting the framework for our initial sustainability strategy. Our materiality assessment identified the most important economic, environmental, governance, employee, and community topics to the company as guided by our stakeholders (both internal and external) and where we are positioned to have the most significant impacts.


Our stakeholders
Academics
Government
Customers
Regulators
Employees
Industry Groups
Suppliers
Consultants
Nonprofits
Local Communities
Investors

Our priority material topics

The rapid evolution associated with a quickly growing company necessitates vigilance to identify and address the shifting landscape of our material topics and ensure continued alignment of our priorities with those of our valued stakeholders. In fiscal year 2026 we will continue to focus on the following priority material topics to guide IperionX's sustainability strategy:


IperionX priority material topics for FY26
Product
Research & Development
Technology Innovation
Environment
Energy & GHG Emissions
Biodiversity
Community
Community Relations
Community Health & Safety
Governance
Regulatory Compliance
Business Conduct & Ethics
Workforce
Employment & Equal Opportunity
Occupational Health & Safety

IPERIONX

22

Contents | Introduction | Governance | People | Environment | Appendices

23

Continuing our momentum in sustainable growth

At IperionX, we establish annual goals and initiatives that align with our most material sustainability focus areas. These goals are reviewed quarterly by management and the Sustainability Sub-Committee to ensure continued alignment with our business strategy and long-term vision.

During fiscal year 2025, we made meaningful progress toward each of our goals. Building on that momentum, our fiscal year 2026 initiatives reflect the next phase of our journey – advancing innovation, operational excellence, and sustainable practices as we continue to grow as a leader in the metals and minerals industry.

100% renewable energy achieved across all IperionX operations



Governance

FY25 Progress

- 100% of IperionX employees and Board completed all online compliance and quarterly cybersecurity trainings
- Initiated Supplier Code of Conduct Program
- Developed corporate Responsible Business Policy

FY26 Initiatives

- Continue Governance and Cybersecurity Training Series
- Advance compliance with Supplier Code of Conduct Program



Environment

FY25 Progress

- Achieved 100% renewable energy for all IperionX operations
- Progressed work on native grass test plots and carbon sequestration opportunities in TN

FY26 Initiatives

- Obtain UL validation of 100% recycled content at the Titanium Manufacturing Campus in VA
- Continue rehabilitation studies in TN



Health and Safety

FY25 Progress

- Continued implementation and training on Global EHS policies at all locations
- Hired an EHS Manager
- Completed over 1,000 hours of employee safety training

FY26 Initiatives

- Implement Contractor Management Program
- Progress management system towards ISO45001 certification
- Roll out of site-specific "Life Saving Rules" to all operational locations



Workforce and Community

FY25 Progress

- Hired seven summer interns to support metals and minerals groups
- Awarded $26,000 in STEM scholarships to 15 high school and college students in our local communities

FY26 Initiatives

- Continue to support the next generation of STEM leaders through scholarships and internships
- Continue to support our communities through donations and volunteer efforts



"The progress we've made in sustainability reflects years of dedication, collaboration, and belief in what's possible – even as a growing company. Each milestone represents not just a target achieved, but a foundation built for what comes next. I'm proud of how far we've come and even more excited about the opportunities ahead as we continue shaping a more sustainable titanium future."

Mari Gilmore
VP of Sustainability

IPERIONX

 Sustainability begins with integrity  We recognize that the value we create for our shareholders, customers, and communities depends on the dedication of our people – to each other, to our stakeholders, and to the highest ethical standards in everything we do.  We take pride in conducting our business with honesty, transparency, and respect for both ethical principles and legal requirements. Our Code of Conduct defines the standards of behavior expected from all IperionX officers  and employees, guiding how we make decisions and conduct business responsibly.  As a publicly listed company in both the United States and Australia, IperionX adheres to all applicable laws and regulations. Compliance with these standards is overseen by our internal compliance team and supported by the committees of our Board of Directors. During fiscal year 2025, IperionX recorded no incidents of non-compliance, corruption, ethical violations, fines, or sanctions.  In fiscal year 2025, we further strengthened our commitment to integrity by introducing our Responsible Business Policy. This policy reinforces our respect for employees and human rights and outlines our expectations for responsible business conduct, including supply chain accountability and  a conflict-free minerals policy.  At IperionX, we are committed to maintaining  a strong culture of ethics, integrity, and legal compliance in pursuit of our mission to develop a sustainable  U.S. titanium supply chain.  100%  of our Employees and Board Directors completed our annual Code of Conduct training course in FY25  “At IperionX, integrity and compliance form the foundation of our business.  We maintain rigorous standards to ensure every action we take aligns with our ethical principles and legal obligations. Our compliance framework and Code of Conduct are designed not only to meet regulatory expectations, but to set  a higher standard for responsible corporate behavior. Upholding these values is essential to earning and maintaining the trust of our stakeholders.”  Samantha Manning, JD  Manager of Legal Operations and Compliance  Cybersecurity at IperionX  Cybersecurity is an integral component of our corporate governance  Cybersecurity safeguards our data, systems, and reputation against an increasingly complex threat landscape, while the IT team ensures that our infrastructure, applications, and services are reliable, scalable, and aligned with business goals. Together, they form the backbone of our digital trust.  Our ability to protect data, systems, and operations directly impacts business continuity, stakeholder trust, and regulatory compliance. Cybersecurity is embedded into every layer of our technology stack, while resilience ensures we can recover swiftly and effectively when disruptions occur. This means investing in advanced threat detection and proactive incident response, while also fostering a culture of security awareness across the organization.  As the threat landscape evolves, so has  our strategies – adapting to emerging risks, leveraging advanced tools and automation, and aligning closely with business objectives to ensure that security is not a barrier, but  a business enabler.  FY25 Cybersecurity Highlights:  Continued to build-out the internal IT team by hiring key roles to support the overall growth of the company.  Deployed additional monitoring and end-user management software tools to always ensure a full 360-view of our IT environment.  Began Network Modernization projects to implement new IperionX WAN  for increased network security and performance, network segregation, and redundancy and failover capabilities.  Continued emphasis on cybersecurity training for end-users to increase the strength of the human firewall.  Implemented regular access reviews for all key IperionX systems and software.  Improvements in IT Service Management, by implementing new procedures for reporting and response time metrics.  Implemented NIST SP 800-171  cyber requirements for Cybersecurity Maturity Model Certification (CMMC) Level 2 compliance to meet U.S. government requirements.  Provided training development and upskilling for internal IT teams to foster a culture of innovation and continuous learning.  “As technology continues to evolve at an unprecedented pace, it is imperative that the IT department remains agile, forward‑thinking, and deeply integrated with the business. Our role is no longer just about maintaining systems – it’s about enabling innovation, driving efficiency, and safeguarding the enterprise. IperionX continues to place strong emphasis on building and evolving a robust cybersecurity and resilience department – not just as a technical necessity, but as a strategic imperative.”  Kristopher Echols  Head of IT  24  Contents  Introduction  Governance  People  Environment  Appendices  25

 03  Our People and Communities  As we grow, we remain focused on building a workplace that supports opportunity, collaboration, and innovation – ensuring that every team member has the tools and encouragement to succeed.  “At IperionX our culture is built on collaboration, respect, and genuine care for one another. From our leadership team  to every employee, there’s a shared spirit of openness and support that makes this a truly connected and welcoming place to work. Our people go out of their way to help one another, and that down‑to‑earth, team‑first approach is what makes IperionX such an amazing place to work.”  Amelia Cheek  HR Generalist & Community Relations Manager, Virginia  Innovation starts  with our people  At IperionX, we are building a world-class team united by shared purpose and strengthened by the unique perspectives, experiences, and talents each person brings. We believe that innovation thrives when people feel valued, respected, and empowered to contribute their best ideas.  As we continue to grow and evolve, our success depends on fostering a collaborative environment where every individual’s strengths and insights help advance our mission to build a sustainable titanium supply chain. We are intentional about cultivating a culture that supports creativity, teamwork, and professional growth across all levels of our organization.  During fiscal year 2025, our team expanded from 47 to 75 staff, including employees, independent contractors, and temporary workers. At the close of the fiscal year, women represented 32% of senior leadership and 37% of our full-time workforce. As we grow, we remain focused on building a workplace that supports opportunity, collaboration,  and innovation – ensuring that every team member has the tools and encouragement to succeed.  37%  of our full-time  workforce are women  Appendices  Environment  People  Governance  Introduction  Contents  27  26

 A culture of safety in everything we do  Protecting the health and safety of our employees, contractors, visitors, and communities is a core value at IperionX and fundamental to our long-term success.  We are committed to providing a workplace that goes beyond compliance with applicable occupational and environmental health  and safety laws and regulations.  Our approach is proactive – continually identifying opportunities to strengthen safety performance and support employee wellbeing.  At IperionX, we strive to foster a culture of empowerment and accountability,  where every team member has the training, knowledge, and tools needed to perform their work safely. Employees are encouraged to identify, assess, and manage potential risks of occupational illness or injury and to speak up or stop work if a hazard is identified.  Our commitment is to continuous improvement – enhancing our systems, practices, and culture to achieve the highest standards of safety and care for everyone connected to our operations.  Safety Performance and Continuous Improvement  We are proud to report that IperionX has maintained a record of zero OSHA-recordable health and safety incidents among employees and contractors performing  work onsite. While our recordable injury rate remains exceptionally low, we uphold a strong culture of transparency and accountability by reporting and reviewing all incidents – regardless of severity.  Every event, even minor, is documented within our Environmental, Health, and Safety (EHS) Data Management System. This platform enables us to track investigations, ensure corrective actions are completed, and proactively identify emerging risks so we can implement controls before issues escalate.  This disciplined, data-driven approach strengthens our focus on risk identification and control, reinforces our commitment to continuous improvement, and supports our goal of maintaining a safe, responsible, and resilient workplace for everyone at IperionX.  “Our people are at the heart of our success, and their safety is central to everything we do. This past year, we’ve taken important steps to integrate health and safety across all areas of our operations. Our goal is to make safety not just a priority, but a shared value – one that empowers every employee to take ownership of their well‑being and the well‑being of their teammates.”  Lisa Cox  EHS Manager  Zero  recordable health and safety incidents to date – a strong record we’re proud to uphold  We are continuing our journey of establishing an Environmental Health and Safety (EHS) Management System at IperionX. This system helps us identify, assess, and control risks that could impact the health and safety  of our employees and our communities. Ongoing improvements to this system are made with oversight by our Chief Operating Officer and our EHS Manager.  In fiscal year 2025 we made the following progress in our Environmental Health and Safety Management System development:  EHS Manager – We hired a new EHS Manager based in our Virginia campus to oversee all health and safety matters.  Corporate EHS Policy Trainings and Implementation – In fiscal year 2025 we trained all our new employees  on our complete set of corporate global policies and continued implementation in our operations.  Safety Trainings – Our staff participated in over 1,000 hours of targeted safety trainings in fiscal year 2025 as applicable to their specific roles.  Process Hazard Analysis – We completed ongoing detailed assessments on our operations at the Titanium Manufacturing Campus in Virginia as part of our proactive planning for safety.  EHS Data Management System – Employees submitted hundreds of safety interactions, including observations of safe behaviors, identification of unsafe acts, and identification of potential hazards to help us continuously improve our safety program.  >1,000 hrs  of EHS training were logged by IperionX employees in FY25  Emergency Response Plan – The Virginia Campus developed a comprehensive Emergency Response Plan addressing  a range of potential incidents, and proactively engaging Halifax County first responders for on-site collaboration.  28  Contents  Introduction  Governance  People  Environment  Appendices  29

 Looking ahead to fiscal year 2026, we are focused on the following initiatives:  Global EHS Policy Implementation – We are continuing to identify priority areas of focus to implement our global EHS policies in all our operational areas.  Contractor Safety Program –  In accordance with our global Contractor Management Policy, we will focus  on implementing a comprehensive Contractor Management Program.  EHS Management System – Progress management system towards ISO45001 certification.  Life-Saving Rules – Roll out  of site-specific “Life Saving Rules” to all operational locations.  “On the floor, safety is always the first thing we think about. It’s part of how we work and how we take care of each other.  Everyone here looks out for their team because we all want to go home safe at the end of the day. It’s something I’m proud of, knowing that safety is just built into who we are at IperionX.”  Cadarrius White  Shift Lead – Metals Production  Because we operate in distinct regions across the United States, our community engagement is tailored to reflect the unique needs, demographics, and opportunities  of each area. Whether we are supporting local schools, investing in safety initiatives, or joining community celebrations,  our approach begins with listening and responding to what matters most to our neighbors.  Throughout the year, IperionX can be found giving back in countless ways – from attending county fairs and sponsoring local events to providing safety equipment for the YMCA swimming pool. We strive  to meet people where they gather and to invest in efforts that deliver meaningful, lasting impact.  In fiscal year 2025, IperionX contributed over $45,500 in community donations, and our employees dedicated more than 430 volunteer hours to outreach and local service activities.  At the heart of our philosophy is a simple belief: caring for the people, places,  and future of our communities creates  a foundation of trust and shared success. By working together, we strengthen the bonds that make our communities – and our company – thrive.  Stronger together:  building sustainable communities  At IperionX, we are dedicated to building meaningful, long-term relationships in the communities where we  operate – relationships that foster sustainable environments, resilient local economies, and mutual trust.  IperionX was proud to continue to partner with the Native American Indian Association (NAIA) of  Tennessee by supporting the NAIA’s 43rd Annual Education Pow Wow held in October 2024, and providing  a scholarship donation.  30  Contents  Introduction  Governance  People  Environment  Appendices  31

 IperionX’s X-tremely Fun Halloween  In October 2024, IperionX proudly continued its tradition of hosting family-friendly Halloween celebrations across our Tennessee and Virginia communities.  These annual events bring together hundreds of families for safe and memorable nights of fun.  In Camden, Tennessee, we held our fourth annual Halloween celebration, welcoming more than 600 costumed trick-or-treaters for an evening of ice cream, candy, and festive fright as they explored our glowing, Halloween-themed office. Each year, community members look forward to this free event as a safe and welcoming space where families of all ages can celebrate together. Our team takes great pride in creating an environment where every visitor feels included – not just during Halloween, but at all IperionX community events throughout the year.  To help keep the night safe, IperionX distributed glow necklaces and safety tips to trick-or-treaters, providing the knowledge and tools they need for  a fun and worry-free celebration.  In Halifax County, Virginia, IperionX joined local businesses to support the Trunk  or Treat event at the Halifax County Fairgrounds, where more than 500 costumed children enjoyed a night  of community festivities. Ahead of the event, IperionX and our local partners provided light-up trick-or-treat bags to every elementary school student in the county  – including homeschool and private school students – ensuring every child could safely join in the fun.  Our team also visited two local elementary schools, delivering nearly 700 light-up Halloween bags and donating copies  of our “From Tennessee to Mars” book to school libraries.  Across both states, community members are still talking about the excitement and joy of these Halloween celebrations. IperionX  is deeply grateful for the engagement and enthusiasm of our Tennessee and Virginia neighbors and looks forward to continuing this festive tradition for years to come.  “Our annual Halloween celebration has truly become a highlight for the community. Every year, we all look forward to seeing hundreds of families gather together, with children in costume smiling, staying safe and having a good time. It’s amazing to see how this event has developed into such a joyful and welcoming tradition over the last four years. One of my favorite aspects of what we do at IperionX is most certainly giving back to our communities.”  Stephanie Harcleroad  Community Relations Manager, West Tennessee  32  Contents  Introduction  Governance  People  Environment  Appendices  33

 Strengthening community connections in Halifax County, Virginia  Enhancing Community Pool Safety  IperionX contributed to improved water safety in Halifax County, Virginia, by supporting the local YMCA’s swimming pool safety upgrades. Our ongoing partnership with the YMCA of South Boston/Halifax County Aquatics Team included funding for new automated external defibrillators (AEDs), a crash bag, and lane reels to help ensure  a safe and well-equipped environment for community swimmers and athletes.  Opening Our Doors to the Community  IperionX proudly opened our doors to the South Boston and Halifax County community by hosting multiple tours for local schools and organizations during fiscal year 2025.  In October 2024, we celebrated Manufacturing Day with on-site visits and informational tours for groups including Halifax County High School and the Halifax County Chamber of Commerce.  We believe that sharing our work and showcasing modern manufacturing helps inspire future careers in the industry.  These events provide valuable opportunities for students and community members to engage with our team, learn about career pathways, and see firsthand the advanced technologies shaping the future of sustainable manufacturing.  Supporting Destination Downtown  IperionX was proud to sponsor several Destination Downtown South Boston events throughout the year, including Movies on Main, the Fourth of July Celebration, Harvest Fest, and the Downtown Cruz-In car show.  Adding a touch of festive fun, our Executive VP of Metals joined the Christmas Parade in full holiday spirit – dressed as the Grinch!  By supporting these cherished local traditions, IperionX helps ensure that families and young people in our community can enjoy safe, engaging, and family-friendly events year-round. Ongoing support for programs like Movies on Main and the Harvest Festival provides vital outlets  for local youth, strengthens community connection, and promotes  positive development.  Friends and Family Events  IperionX also hosted two Friends and Family Days, welcoming the loved ones of our employees to experience our company firsthand. The events featured BBQ lunches, raffles, cornhole games, a bounce house, and guided tours of our facilities, offering an enjoyable and memorable day for all.  These gatherings celebrate the people who make our work possible – our employees and their families – and reflect IperionX’s belief that a strong company is built  on a strong community.  34  Contents  Introduction  Governance  People  Environment  Appendices  35

 Supporting future STEM leaders  Supporting opportunities for the next generation to develop skills in science, technology, engineering, and mathematics (STEM) results in a pipeline of leaders positioned to advance our work and  shape the future of our industry.  In fiscal year 2025, IperionX awarded  $26,000 in scholarships to support  15 students’ access to STEM education, including high school seniors in West Tennessee and Halifax County, Virginia, and college engineering students in Utah,  Virginia, and Tennessee. In response to the community, this year we added scholarships to support first-generation STEM students in our communities, and those pursuing  a technical degree or certificate in Virginia and Tennessee. IperionX is honored to have partnered with the Native American Indian Association (NAIA) of Tennessee to donate funding to support a student in Tennessee pursuing a career in STEM. Additionally, the IperionX Sustainability Legacy Endowment at the University of Utah awarded one scholarship to a student pursuing a degree in metallurgy for the 2024-25 school year.  Alex Hyatt  University of Utah – IperionX Materials Science, Engineering, and Metallurgy Scholarship Recipient  Evan Daniel  University of Virginia – IperionX Materials Science, Engineering, and Metallurgy Scholarship Recipient  Brendan Bakker Brigham Young University – IperionX Metals Supply  Chain Scholarship Recipient  Turab Rizvi  Virginia Commonwealth University – IperionX Metals Supply Chain Scholarship Recipient  At IperionX we recognize that a strong foundation in high-quality education is essential to driving the innovation needed to ensure a sustainable and economically vibrant future.  Gabriella Conners Virginia – IperionX High School STEM  Engagement Scholarship Recipient  Alexandra Strader Virginia – IperionX High School STEM  Engagement Scholarship Recipient  Lexi Lynch Tennessee – IperionX High School STEM  Engagement Scholarship Recipient  Lydia Pate Tennessee – IperionX High School STEM  Engagement Scholarship Recipient  Damien Davis Virginia – IperionX High School STEM  Engagement Scholarship Recipient  Brayden Martin Tennessee – IperionX High School STEM Engagement Scholarship Recipient  Isaac Denison University of Utah – IperionX Sustainability Impact Scholarship Recipient  Jonathan Su  University of Utah – IperionX First Generation STEM Scholarship Recipient  Riley McDonough Christopher Newport University – IperionX CTE  & Technical STEM Scholarship Recipient  Evan Conklin  TCAT Henry/Carroll County – IperionX CTE & Technical STEM Scholarship Recipient  “Our technology was founded through academic research, and we believe that investments in STEM education pay off – not just for our company but for the entire industry. Through our scholarship funding, IperionX makes a direct impact on students in our communities so they can build the skills and experience needed to lead  future innovations.”  Natalie Cheatham  Senior Marketing Coordinator  & Scholarship Program Coordinator  36  Contents  Introduction  Governance  People  Environment  Appendices  37

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Building bright futures through education in West Tennessee


POLICE
POLICE



IperionX continued its strong commitment to education in West Tennessee throughout fiscal year 2025, supporting learning opportunities that inspire future generations in science, technology, engineering, agriculture, and the trades.

Our team actively participated in career fairs, STEAM events, and Ag Days across local elementary and high schools, helping students explore the exciting world of geology, critical minerals, and sustainable manufacturing.

We also continued our annual IperionX Scholarship Program, which supports high school seniors in Benton, Henry, and Carroll counties who plan to pursue STEM-related fields, as well as college and university students focused on geology and critical minerals. In response to community feedback, we proudly introduced a new scholarship track for students pursuing technical degrees and certificates, expanding opportunities for hands-on careers in the region.

At the Benton County High School Career Fair, IperionX team members introduced students to our company and shared insights into careers in geology and minerals. Students got an up-close look at personal protective equipment (PPE) and mineral extraction tools, along with educational flyers created by our geologists to deepen understanding of the industry.

We also joined Camden Elementary's Family STEAM Night, where our "Xtract and Reclaim with IperionX" activity gave children a fun, hands-on way to learn about responsible resource development. Using chocolate chip cookies as a learning medium, students "extracted" minerals and then "rehabilitated" their land – discovering how sustainability plays a role in every stage of mineral extraction. The activity drew enthusiasm from students, families, and even the school resource officer, combining science and fun in equal measure.

Through these partnerships and programs, IperionX is helping build awareness of STEM and technical career paths, strengthening the talent pipeline, and inspiring the next generation of innovators across West Tennessee.



We are proud members of the business community in both our industry and our local communities

IperionX participates in both industry associations and in local chambers of commerce and economic development organizations in the communities where we operate. We are members of global and regional organizations that advance our industry.

TITANIUM MEMBER
AMGTA
ReMA Recycled Materials Association
nsc National Safety Council
NDIA
IRMA Initiative for Responsible Mining Assurance
TMA

Local Chamber Memberships:

- Halifax County Chamber of Commerce, VA
- Tennessee Chamber of Commerce
- Carroll County Chamber of Commerce, TN
- Paris-Henry County Chamber of Commerce, TN
- McKenzie Chamber of Commerce and Industry, TN
- Benton County – Camden Chamber of Commerce, TN

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 04  Our Environment  From our founding, environmental stewardship has guided our business decisions. We are passionate about protecting the ecosystems where we operate and proactively plan our future activities to minimize environmental impact.  Building the future, sustaining the planet  At IperionX, environmental responsibility is central to who we are and what we do.  We are committed to leaving a legacy of positive impact as we advance our  mission to become the leading developer of low-carbon, sustainable critical material supply chains in the U.S.  The proprietary titanium technologies we are scaling embody this commitment – significantly reducing energy use, chemical inputs, and carbon intensity, while enabling full circularity through 100% recycled content.  From our founding, environmental stewardship has guided our business decisions. We are passionate about protecting the ecosystems where we operate and proactively plan our future activities to minimize environmental impact. Our teams carefully assess potential effects on air, land, and water – resources that are essential to the biodiversity and health of local environments.  We strive to design and operate the least invasive, most sustainable processes possible by conducting life cycle assessments and environmental studies. To ensure transparency and credibility, we validate our environmental performance through independent reviews and third-party certifications.  Every initiative highlighted in this report reflects our  unwavering goal: to achieve a  net positive impact  globally, nationally, & locally – across every environment where we operate.  100%  recycled content  Appendices  Environment  People  Governance  Introduction  Contents  41  40

 IperionX is pioneering a breakthrough in the titanium industry by enabling a truly circular titanium supply chain. Our proprietary technologies can utilize 100% titanium scrap, including lower-grade, high-oxygen material that traditional processes cannot recycle.  The result is high-quality, low-oxygen titanium powder and components produced entirely from recycled content – ready for use across a wide range of industries and applications.  When these products reach the end of their life cycle, they can be recycled again using the same technologies, creating  a closed-loop, low-carbon titanium system at scale.  By recovering valuable titanium that would otherwise be downcycled or lost as waste, we are helping to transform yesterday’s scrap into tomorrow’s resources. This innovation supports the growing demand for sustainable, domestically sourced critical minerals and helps our customers advance their own circularity and sustainability goals.  Historically, titanium’s potential has been limited by high cost, energy intensity, and recyclability challenges. IperionX’s innovation overcomes these barriers – delivering a sustainable, high-performance metal that can be recycled again at the end of its life, helping customers advance their circularity and sustainability goals.  Enabling a circular titanium supply chain  Life cycle assessment: quantifying our impact  As a leader in sustainable titanium manufacturing, IperionX evaluates the  full environmental impact of its processes and products through Life Cycle Assessments (LCAs).  In fiscal year 2023, IperionX completed its first LCA on our proprietary titanium recycling technology for producing spherical powder. In fiscal year 2024, we followed with a comparative LCA to quantify the benefits of our 100% recycled titanium spherical powder against other commonly used metal powders for additive manufacturing, including conventional titanium, stainless steel,  and aluminum. Both assessments were conducted by EarthShift Global, an independent LCA consultancy, in accordance with ISO 14040 and 14044 standards and underwent independent third-party review.  Results from the studies highlight the transformative sustainability potential of IperionX titanium. Our 100% recycled  titanium powder demonstrates the potential for a life cycle carbon footprint over 90% lower than conventional titanium spherical powder produced via plasma atomization. When compared by strength equivalence,  IperionX titanium powder also shows an estimated 80% lower footprint than aluminum alloy powder and 60% lower  footprint than stainless steel 316L powder.  These findings confirm the significant sustainability advantages of IperionX’s technology and its ability to disrupt traditional metals production. By enabling a fully recycled, low-carbon titanium alternative, IperionX offers manufacturers  a path to reduce their environmental impact while benefiting from titanium’s exceptional strength, light weight, and  corrosion resistance.  Titan Project Titanium Minerals  Reuse and Remanufacturing  Use Phase  High-Quality Ti Powder and Parts  Ti Processing  Additive or Conventional Manufacturing  End of Life & Collection  Post-Consumer Ti Scrap  Key LCA Findings at a Glance  IperionX Proprietary Ti Technologies  100%  recycled, low-carbon titanium confirms IperionX’s potential  to transform metals manufacturing.  90%  lower carbon footprint estimated compared to conventional titanium spherical powder.  80%  lower carbon footprint estimated than strength-equivalent amount of aluminum alloy powder.  60%  lower carbon footprint estimated than strength-equivalent amount of stainless steel 316L powder.  42  Contents  Introduction  Governance  People  Environment  Appendices 43

44 Contents Introduction Governance People Environment Appendices 45

Engineering solutions for sustainable water management

At IperionX, we recognize water as a finite and vital resource that requires responsible management. We plan and operate our facilities to use water efficiently and minimize environmental impact.

Fiscal year 2025 marked the third year that IperionX tracked water consumption using utility data across operational locations. Total water use was approximately 11.6 million gallons, reflecting the initial equipment commissioning at our Titanium Manufacturing Campus in Virginia. At this facility, water is used primarily for furnace cooling (via recirculated systems) and final powder cleaning, ensuring only what is necessary to maintain product quality. In our leased offices and residences, water use is limited to sanitation and landscaping.

As production scales in Virginia, we continue to design processes that minimize water requirements. We have selected equipment that reduces consumption and are developing water recycling systems for certain process steps to further decrease demand.

All three main IperionX operational locations – Virginia, Utah, and Tennessee – are located in areas classified as Low (Tennessee) to Low–Medium (Virginia and Utah) Baseline Overall Water Risk, according to the World Resources Institute's Aqueduct tool.

At our Titan Critical Minerals Project in Tennessee, independent hydrologic studies evaluated potential impacts on local streams, wetlands, and wells. The studies found that effects from planned water use would be minimal, short-term, and non-lasting. Our approach includes recycling process water and returning it under permit conditions to nearby streams, ensuring protection of local water quality and supply.

IperionX will continue to proactively manage water use across all operations – prioritizing efficiency, recycling, and ongoing evaluation – to protect water resources in the communities where we live and work.


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Powering titanium sustainably

IperionX's proprietary technologies have the potential to revolutionize titanium production by significantly reducing the energy required compared to the conventional Kroll process. This energy efficiency is one of the primary sustainability advantages of our patented systems.

Fiscal year 2025 marks the third consecutive year that IperionX has monitored and reported its complete operational energy use, totaling approximately 5,500 gigajoules (GJ). As a growing company, we recognize that our energy demand will increase as operations expand. To address this, we are committed to managing and minimizing energy growth – designing our facilities to maximize efficiency, electrify key processes, and integrate alternative and renewable energy sources wherever possible.

Through continuous tracking of our corporate energy footprint, we are building the foundation for low-carbon growth and advancing our mission to deliver sustainable titanium at scale.

OUR FISCAL YEAR 2025 ENERGY USE

Energy Source	Energy Use	Type of Associated Carbon Emissions	Total Quantity in FY25	Equivalent GJ of Energy	Data Source
Gasoline	Company Fleet of 2 Vehicles	Scope 1 – Direct Fuel Use	481 gallons	63.4	Estimate based on miles driven
Diesel	Generator	Scope 1 – Direct Fuel Use	230 gallons	33.7	Data from supplier bills
Natural Gas	Heating for leased spaces	Scope 1 – Direct Fuel Use	8,424 therms	893	Data from utility bills and estimated based on square footage of leased office and residential space
Electricity	Power for all operational locations and leased spaces	Scope 2 – Indirect Electricity Generation	1,252,745 kWh	4,510	Data from utility bills and estimated based on square footage of leased office space

Looking ahead

- At our Titanium Manufacturing Campus in Virginia we are exploring options to generate a portion of our future energy demand on site through the installation of solar panels.
- For future operation of the Titan Critical Minerals Project in Tennessee we will continue to work with the local utilities and the Tennessee Valley Authority to procure renewable energy sources to power our operations.

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Powering Progress with Renewable Energy

IperionX's goal is to power all operations with renewable energy to reduce associated Scope 1 and Scope 2 greenhouse gas (GHG) emissions. In fiscal year 2025, we expanded our renewable energy portfolio and strengthened partnerships with local utilities to advance this goal.

We procured Green-e® Energy-certified renewable energy certificates (RECs) to match 100% of our current electricity use at our primary operational sites. In Utah, we also supported the development of renewable natural gas (RNG) to help offset our natural gas consumption.

Through participation in these voluntary programs, IperionX is contributing to the growth of new renewable energy projects in the regions where we operate.

In fiscal year 2025, 100% of our electricity use was supplied through renewable sources.


Titanium Manufacturing Campus
Halifax County, Virginia
GreenTherm
Industrial Pilot Facility
Salt Lake City, Utah
BLUESKY
RENEWABLE ENERGY
ROCKY MOUNTAIN POWER
ENBRIDGE
GreenTherm
Titan Critical Minerals Project
Tennessee
TVA
TENNESSEE VALLEY AUTHORITY
Green Switch

Tracking progress toward a low-carbon future

In support of our mission to be the leading developer of low-carbon, sustainable titanium, IperionX measured its corporate greenhouse gas (GHG) emissions for fiscal year 2025 – marking our fifth consecutive year of voluntary carbon accounting.

We calculated emissions in accordance with the GHG Protocol, expressed in metric tons of carbon dioxide equivalents (mt CO_2e), covering:

- Scope 1: Direct emissions from the use of fuels (natural gas, diesel, and gasoline)
- Scope 2: Indirect emissions from facility electricity use
- Selected Scope 3: Indirect emissions related to employee activities and our supply chain

Notably, our Scope 2 market-based electricity emissions were zero (0) in fiscal year 2025, achieved through the purchase of renewable energy certificates (RECs) sufficient to offset all operational electricity consumption.

As IperionX scales its operations, we continue to focus on limiting the growth of our GHG emissions. Once both the Titanium Manufacturing Campus and Titan Critical Minerals Project reach full commercial operation, we will establish a comprehensive carbon baseline and develop science-based emission-reduction targets relative to that benchmark.

SCOPE	CATEGORY	FY25 (MT CO_2e)
Scope 1	Stationary Fuel (natural gas and diesel)	27.8
	Mobile Fuel (company fleet mileage)	4.0
Scope 2	Location Based Electricity (grid)	340.9
	Market Based Electricity (includes RECs)	0
Scope 3	Fuel- and Energy-Related Emissions Not Included in Scopes 1 or 2	26.9
	Upstream Transportation and Distribution	175.4
	Business Travel	387.6
	Employee Commuting & Telework	101.1

FY25 TOTAL REPORTED EMISSIONS (MT CO_2e)

Scope 1	Emissions total	31.8
Scope 2	Emissions total – Market based	0
Scope 3	Reported Emissions total	691.1
Total		722.9



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Building a legacy of biodiversity and stewardship







At IperionX, we are committed to caring for the land where we work and fostering biodiversity across our operations. As a global leader in sustainable titanium metals, our long-term vision includes building a legacy of land stewardship – preserving natural ecosystems while supporting future generations.

To ensure positive outcomes for both land and biodiversity, IperionX is actively partnering with the University of Tennessee Institute of Agriculture to research land rehabilitation strategies, including the use of native grasses to rebuild soil structure and sequester carbon. Together, we are studying ways to restore soil fertility and enhance biodiversity using beneficial soil amendments such as biochar and gypsum. These amendments improve soil health, boost carbon storage, and support robust plant growth.

We are also testing the reintroduction of native grasses naturally adapted to the hot, dry summers of West Tennessee. Their deep root systems help prevent erosion and store carbon deep within the soil, strengthening the ecological foundation of the land.

Additionally, IperionX supports pollinator populations through the installation of local beehives and native bee hotels, enhancing ecological resilience.

At IperionX, sustainability begins with stewardship. Our commitment to healthy lands, thriving ecosystems, and resilient communities guides how we operate today – and how we plan for tomorrow.

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Contents Introduction Governance People Environment Appendices 49

05
Appendices

Reporting Standards and Guidance

Building a sustainable business requires transparency and the sharing of IperionX sustainability policies, initiatives, and metrics. Our voluntary sustainability disclosures and reporting are informed by guidance and standards from the following organizations:

The Global Reporting Initiative (GRI) is the independent international organization – headquartered in Amsterdam with regional offices around the world – that helps businesses, governments, and other organizations understand and communicate their sustainability impacts. GRI provides the world's most widely used standards for sustainability reporting – the GRI Standards. Our GRI Content Index included herein references the 2021 Universal Standards and the recently released Sector Standard GRI 14: Mining Sector 2024 that is relevant to IperionX.

https://www.globalreporting.org

SASB STANDARDS
Now part of IFRS Foundation

The Sustainability Accounting Standards Board (SASB), now part of the International Financial Reporting Standards (IFRS) Foundation's International Sustainability Standards Board's (ISSB), is a global nonprofit organization that offers resources designed to help businesses and investors develop a shared understanding of enterprise value – how it is created, preserved and eroded. Our SASB Content Index included herein references the Metals & Mining Standard (EM-MM, version 2023-12) that is relevant to IperionX, which is defined by SASB's Sustainable Industry Classification System® (SICS®).

https://sasb.ifrs.org

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IperionX GRI Content Index FY25

Statement of use	IperionX has reported the information cited in this GRI content index for the period July 1, 2024 through June 30, 2025 with reference to the GRI Standards.
GRI 1 used	GRI 1: Foundation 2021

GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 2: General Disclosures 2021	2-1 Organizational details	Corporate Office: 129 West Trade St., Suite 1405 Charlotte, NC 28202, U.S.A. Welcome to IperionX, P. 08
	2-2 Entities included in the organization's sustainability reporting.	IperionX Limited, including subsidiaries of IperionX Critical Minerals, LLC and IperionX Technology LLC
	2-3 Reporting period, frequency and contact point.	Reporting period: July 1, 2024 through June 30, 2025; Reporting frequency: Annual; Contact Point: sustainability@iperonx.com
	2-4 Restatements of information.	Not applicable for the FY25 report.
	2-5 External assurance.	Not applicable for the FY25 report.
	2-6 Activities, value chain and other business relationships.	Annual Report 2025, available at www.iperionx.com
	2-7 Employees.	Our People, P. 27.
	2-8 Workers who are not employees.	At the end of FY25 IperionX had 5 workers who are independent contractors and this number did not change significantly from FY24.
	2-9 Governance structure and composition.	Our Sustainability Governance Section, P. 17 – 19
	2-10 Nomination and selection of the highest governance body.	Corporate Governance Statement 2025, available at www.iperionx.com
	2-11 Chair of the highest governance body.	Todd Hannigan is the Executive Chairman. Lorraine Martin is the Lead Independent Director. Our Sustainability Governance Section, P. 17– 19
	2-12 Role of the highest governance body in overseeing the management of impacts.	Our Sustainability Governance Section, P. 17 – 19
	2-13 Delegation of responsibility for managing impacts.	Our Sustainability Governance Section, P. 17 – 19
	2-14 Role of the highest governance body in sustainability reporting.	Our Sustainability Governance Section, P. 17 – 19
	2-15 Conflicts of interest.	Business Ethics Section, P. 24
	2-16 Communication of critical concerns.	Business Ethics Section, P. 24
	2-17 Collective knowledge of the highest governance body.	Corporate Governance Statement 2025, available at www.iperionx.com
	2-18 Evaluation of the performance of the highest governance body.	Corporate Governance Statement 2025, available at www.iperionx.com

GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 2: General Disclosures 2021 (continued)	2-19 Remuneration policies.	Compensation Committee Charter, 2025, available at www.iperionx.com
	2-20 Process to determine remuneration.	Compensation Committee Charter, 2025, available at www.iperionx.com
	2-21 Annual total compensation ratio.	This metric was not calculated for FY25.
	2-22 Statement on sustainable development strategy.	IperionX 2024 Sustainability Report, available here: https://iperionx.com/sustainability/2024-sustainability-report/
	2-23 Policy commitments.	IperionX Responsible Business Policy 2025, available here: https://iperionx.com/wp-content/uploads/2025/08/25.08_IperionX-Responsible-Business-Policy.pdf
	2-24 Embedding policy commitments.	IperionX Responsible Business Policy 2025, available here: https://iperionx.com/wp-content/uploads/2025/08/25.08_IperionX-Responsible-Business-Policy.pdf
	2-25 Processes to remediate negative impacts.	IperionX Responsible Business Policy 2025, available here: https://iperionx.com/wp-content/uploads/2025/08/25.08_IperionX-Responsible-Business-Policy.pdf
	2-26 Mechanisms for seeking advice and raising concerns.	IperionX Compliance Reporting Policy 2025, available here: https://iperionx.com/wp-content/uploads/2025/03/IPX-Compliance-Reporting-Policy-20250315.pdf
	2-27 Compliance with laws and regulations.	Business Ethics Section, P. 24
	2-28 Membership associations	Our Industry Partners Section, P. 39
	2-29 Approach to stakeholder engagement.	Our Materiality Assessment Section, P. 20
	2-30 Collective bargaining agreements.	No (0) workers were covered by collective bargaining agreements in FY25.
GRI 3: Material Topics 2021	3-1 Process to determine material topics.	Our Materiality Assessment Section, P. 20
	3-2 List of material topics.	Our Material Topics Section, P. 21
	3-3 Management of material topics.	Our Sustainability Governance Section, P. 17 – 19

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GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 101: Biodiversity 2024 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.4 Biodiversity	101-1 and 14.4.2 Policies to halt and reverse biodiversity loss.	IperionX Responsible Business Policy 2025, available here: https://iperionx.com/wp-content/uploads/2025/08/25.08_IperionX-Responsible-Business-Policy.pdf
	101-2 and 14.4.3 Management of biodiversity impacts.	Biodiversity Commitment Section, P. 48
	101-3 Access and benefit-sharing.	Not applicable to IperionX operations in FY25.
	101-4 and 14.4.4 Identification of biodiversity impacts.	Biodiversity Commitment Section, P. 48
	101-5 and 14.4.5 Locations with biodiversity impacts Sector Disclosures: Report ecologically sensitive areas for all mine sites.	No operational sites are in or adjacent to protected areas or areas of high biodiversity value. There were no (0) active mine sites in FY25.
	101-6 and 14.4.6 Direct drivers of biodiversity loss. Sector Disclosures: Direct drivers of biodiversity loss for all mine sites.	Not applicable to IperionX operations in FY25. There were no (0) active mine sites in FY25.
	101-7 and 14.4.7 Changes to the state of biodiversity. Sector disclosures: Changes in the state of biodiversity for all mine sites.	Not applicable to IperionX operations in FY25. There were no (0) active mine sites in FY25.
	101-8 and 14.4.8 Ecosystem services. Sector disclosures: Information on ecosystem services for all mine sites.	Biodiversity Commitment Section, P. 48 There were no (0) active mine sites in FY25.
GRI 102: Climate Change 2025 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.1 GHG emissions	102-1 Transition plan for climate mitigation.	TCFD Disclosure Table – Appendix in the IperionX 2024 Sustainability Report, available here: https://iperionx.com/sustainability/2024-sustainability-report/
	102-2 Climate change adaptation plan.	TCFD Disclosure Table – Appendix in the IperionX 2024 Sustainability Report, available here: https://iperionx.com/sustainability/2024-sustainability-report/
	102-3 Just transition.	TCFD Disclosure Table – Appendix in the IperionX 2024 Sustainability Report, available here: https://iperionx.com/sustainability/2024-sustainability-report/

GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 102: Climate Change 2025 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.1 GHG emissions (continued)	102-4 and 14.1.9 GHG emissions reduction targets and progress.	IperionX is currently in scale up growth stage so expects that its gross GHG emissions will grow as the company grows. Gross reduction of GHG emissions is not relevant to the company at this time as no baseline year has been set yet. Our Carbon Footprint Section, P. 47
	102-5 and 14.1.5 Scope 1 GHG emissions. Additional sector disclosures: Include land use change emissions and a breakdown of the direct Scope 1 GHG emissions by mine site.	Scope 1 direct emissions in FY25 totaled 31.8 metric tons of carbon dioxide equivalents (mt CO_2e). Our Carbon Footprint Section, P. 47 There were no GHG emissions in FY25 related to land use change, and the Scope 1 GHG emissions were calculated on a company-wide basis, as there were no (0) active mine sites in FY25.
	102-6 and 14.1.6 Scope 2 GHG emissions. Additional sector disclosures: Report breakdown of the gross location-based and market-based energy-indirect Scope 2 GHG emissions by mine site.	Scope 2 location-based and market-based indirect emissions in FY5 totaled 340.9 and 0.0 metric tons of carbon dioxide equivalents (mt CO_2e), respectively. Our Carbon Footprint Section, P. 47 The Scope 2 gross location-based and market-based GHG emissions were calculated on a company-wide basis, as there were no (0) active mine sites in FY25.
	102-7 and 14.1.7 Scope 3 GHG emissions.	Relevant scope 3 indirect emissions in FY25 totaled 691 metric tons of carbon dioxide equivalents (mt CO_2e). Our Carbon Footprint Section, P. 47
	102-8 and 14.1.8 GHG emissions intensity. Additional sector disclosures: Report a breakdown of the GHG emissions intensity by mine site.	IperionX does not yet calculate a GHG emission intensity metric, either company wide or by mine site, as there were no (0) active mine sites in FY25.
	102-9 GHG removals in the value chain.	There were no (0) Scope 1 GHG removals in the value chain in FY25.
	102-10 Carbon credits.	No (0) carbon credits were purchased or canceled in FY25.
GRI 103: Energy 2025 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.1 GHG emissions	103-1 Energy policies and commitments	IperionX Responsible Business Policy 2025, available here: https://iperionx.com/wp-content/uploads/2025/08/25.08_IperionX-Responsible-Business-Policy.pdf
	103-2 and 14.1.2 Energy consumption and self-generation within the organization.	Our Energy Use Section, P. 45 – 46 No energy was self-generated during FY25.
	103-3 and 14.1.3 Upstream and downstream energy consumption.	IperionX does not currently track energy consumption outside of the organization.
	103-4 and 14.1.4 Energy intensity.	IperionX does not currently calculate an energy intensity metric.
	103-5 Reduction in energy consumption.	IperionX technologies can significantly reduce the energy requirements to produce titanium metal, as confirmed by independent LCA studies. LCA Section, P. 43

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GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 201: Economic Performance 2016 and GRI 14 Topics – Mining Sector Standard 2024: Topic 14.2 Climate adaptation and resilience and Topic 14.9 Economic impacts and Topic 14.23 Payments to governments	201-1 and 14.9.2 and 14.23.2 Direct economic value generated and distributed. Sector disclosures: Report community investments by mine site.	Annual Report 2025, available at www.iperionx.com Investments by mine site not yet applicable.
	201-2 and 14.2.2 Financial implications and other risks and opportunities due to climate change. Sector Disclosures: How the substantive changes in operations, revenue, or expenditure due to climate change affect or could affect the organization's workers and suppliers, its contributions to economic development, and its payments to governments.	TCFD Disclosure Table – Appendix in the IperionX 2024 Sustainability Report, available here: https://iperionx.com/sustainability/2024-sustainability-report/
	201-3 Defined benefit plan obligations and other retirement plans.	Annual Report 2025, available at www.iperionx.com No defined benefit plan obligations.
	201-4 and 14.23.3 Financial assistance received from government.	Annual Report 2025, available at www.iperionx.com
GRI 202: Market Presence 2016 and GRI 14 Topics – Mining Sector Standard 2024: Topic 14.17 Employment Practices and Topic 14.21 Non-discrimination and equal opportunity	202-1 and 14.17.2 Ratios of standard entry level wage by gender compared to local minimum wage.	This metric was not calculated for FY25.
	202-2 and 14.21.2 Proportion of senior management hired from the local community Additional sector disclosures: Report a breakdown of the percentage of senior management hired from the local community by gender.	This metric was not calculated for FY25.
GRI 14 Topics – Mining Sector Standard 2024: Topic 14.9 Economic Impacts	14.9.6 Report the percentage of workers hired from the local community at the mine-site level, broken down by gender, and the organization's definition used for 'local community'.	Not applicable to IperionX operations in FY25 as no (0) active mine sites.

GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 203: Indirect Economic Impacts 2016 and GRI 14 Topics – Mining Sector Standard 2024: Topic 14.9 Economic Impacts	203-1 and 14.9.3 Infrastructure investments and services supported. Sector Disclosures: Report whether a community needs assessment was conducted to determine the need for infrastructure and services, and how the assessment informed the infrastructure investments and services supported.	This metric was not calculated for FY25.
	203-2 and 14.9.4 Significant indirect economic impacts. Sector Disclosures: Report the number, total spend, and description of education and skills programs deployed for workers who are not employees.	Supporting STEM Education Section, P. 36 – 38
GRI 204: Procurement Practices 2016 and GRI 14 Topics – Mining Sector Standard 2024: Topic 14.9 Economic Impacts	204-1 and 14.9.5 Proportion of spending on local suppliers Sector Disclosures: Report the percentage of the organization's procurement budget spent on local suppliers by mine site.	This metric was not calculated for FY25. There were no (0) active mine sites in FY25.
GRI 205: Anti-corruption 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.22 Anti-corruption	205-1 and 14.22.2 Operations assessed for risks related to corruption.	Not reported for FY25.
	205-2 and 14.22.3 Communication and training about anti-corruption policies and procedures.	Business Ethics and Compliance Section, P. 24
	205-3 and 14.22.4 Confirmed incidents of corruption and actions taken.	There were no (0) confirmed incidents of corruption in FY25. Business Ethics and Compliance Section, P. 24
GRI 14 Topic – Mining Sector Standard 2024: Topic 14.22 Anti-corruption	14.22.5 Approach to contract transparency, including: whether contracts are made publicly available and where published, or the reason for them not being public and actions taken to make them public in the future.	IperionX contracts are not made publicly available.
	14.22.6 Information about the organization's beneficial owners, including joint ventures.	Annual Report 2025, available at www.iperionx.com

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GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices.	There were no (0) legal actions for anti-competitive behavior, anti-trust, or monopoly practices in FY25. Business Ethics and Compliance Section, P. 24
GRI 207: Tax 2019 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.23 Payments to governments	207-1 and 14.23.4 Approach to tax.	Annual Report 2025, available at www.iperionx.com
	207-2 and 14.23.5 Tax governance, control, and risk management.	Annual Report 2025, available at www.iperionx.com
	207-3 and 14.23.6 Stakeholder engagement and management of concerns related to tax.	Annual Report 2025, available at www.iperionx.com
	207-4 and 14.23.7 Country-by-country reporting. Additional sector disclosures: • Report a breakdown of the organization's corporate income tax paid and accrued in profit/loss, and other payments to governments, levied at the project-level, by project, and by material revenue stream. • Report any thresholds27 that have been applied and any other contextual information necessary to understand how the project-level payments to governments reported have been compiled.	Annual Report 2025, available at www.iperionx.com
GRI 14 Topic – Mining Sector Standard 2024: Topic 14.23 Payments to governments	14.23.8 For minerals purchased from the state or from third parties appointed by the state to sell on their behalf, report: • volumes and types of minerals purchased; • full names of the selling entity and the recipient of the payment; and • payments made for the purchase.	No (0) minerals were purchased from the state or from third parties appointed by the state in FY25.
GRI 301: Materials 2016	301-1 Materials used by weight or volume.	This metric was not calculated for FY25.
	301-2 Recycled input materials used.	100% of the input titanium used to create IperionX titanium powder came from recycled feedstock in FY25.
	301-3 Reclaimed products and their packaging materials.	This metric was not calculated for FY25.

GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 303: Water and Effluents 2018 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.7 Water and effluents	303-1 and 14.7.2 Interactions with water as a shared resource.	Our Water Use Section, P. 44
	303-2 and 14.7.3 Management of water discharge-related impacts.	Our Water Use Section, P. 44
	303-3 and 14.7.4 Water withdrawal Additional Sector Disclosure: Report water withdrawal by mine site.	Our Water Use Section, P. 44 There were no (0) operational mine sites in FY25.
	303-4 and 14.7.5 Water discharge. Additional Sector Disclosure: Report water discharge by mine site.	IperionX does not currently track water discharge. There were no (0) operational mine sites in FY25.
	303-5 and 14.7.6 Water consumption. Additional Sector Disclosure: Report water consumption by mine site.	IperionX does not currently track water consumption. There were no (0) operational mine sites in FY25.
GRI 305: Emissions 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.3 Air emissions	305-6 Emissions of ozone-depleting substances (ODS).	There were no (0) significant emissions of ODS to track in FY25.
	305-7 and 14.3.2 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions. Additional sector disclosures: Significant air emissions for each mine site in kilograms or multiples.	There were no (0) significant emissions of NOx, SOx, or other significant air emissions to track in FY25. There were no (0) operational mine sites in FY25.
GRI 306: Effluents and Waste 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.15 Critical incident management	306-3 and 14.15.2 Significant spills.	There were zero (0) significant spills in FY25.
GRI 14 Topic – Mining Sector Standard 2024: Topic 14.15 Critical incident management	14.15.3 Report the number of critical incidents in the reporting period, describe their impacts, and actions taken to remediate them.	There were zero (0) critical incidents in FY25.
	14.15.4 Report the percentage of mine sites that have emergency preparedness and response plans in place, and list the sites that do not.	Not yet applicable to IperionX operations as there were no (0) active mine sites in FY25.

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GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 306: Waste 2020 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.5 Waste	306-1 and 14.5.2 Waste generation and significant waste-related impacts.	There were zero (0) significant waste-related impacts in FY25.
	306-2 and 14.5.3 Management of significant waste-related impacts.	There were zero (0) significant waste-related impacts in FY25.
	306-3 and 14.5.4 Waste generated. Additional Sector Disclosures: Include a breakdown of waste generated by: • rock waste; and • tailings. Report breakdown of total waste generated by mine site.	The total waste generated was not measured for FY25. There were no (0) active mine sites in FY25 and therefore zero (0) metric tons of rock waste and tailings were produced.
	306-4 and 14.5.5 Waste diverted from disposal. Additional Sector Disclosures: Include a breakdown of waste diverted by: • rock waste; and • tailings. Report breakdown of total waste diverted by mine site.	The total waste diverted from disposal was not measured for FY25. There were no (0) active mines sites in FY25.
	306-5 and 14.5.6 Waste directed to disposal. Additional Sector Disclosures: Include a breakdown of waste directed to disposal by: • rock waste; and • tailings. Report breakdown of total waste directed to disposal by mine site.	The total waste directed to disposal was not measured for FY25. There were no (0) active mines sites in FY25.
GRI 14 Topic – Mining Sector Standard 2024: Topic 14.6 Tailings	14.6.2 Report the tailings disposal methods used by the organization.	There were no (0) tailings produced in FY25 as there were no (0) active mines sites in FY25.
	14.6.3 List the organization's tailings facilities, and report the name, location, and ownership status, including whether the organization is the operator.	There were no (0) tailings facilities in FY25.

GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria.	No (0) suppliers were screened using environmental criteria in FY25.
	308-2 Negative environmental impacts in the supply chain and actions taken.	No (0) suppliers were identified as having negative environmental impacts in FY25.
GRI 401: Employment 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.17 Employment Practices and Topic 14.21 Non-discrimination and equal opportunity	401-1 and 14.17.3 New employee hires and employee turnover.	The IperionX employee base grew from 47 to 75 staff, including employees, independent contractors, and temporary workers during FY25, which represented an overall rate of growth of 60%. Employee turnover during FY25 was 5 total, representing 8% overall rate of turnover. Data on employee hires and turnover by age, gender, and region was not compiled. Our People Section, P. 27
	401-2 and 14.17.4 Benefits provided to full-time employees that are not provided to temporary or part-time employees.	IperionX provides a comprehensive benefits package to all full-time employees that includes: paid time off (sick and vacation), paid holidays, bereavement leave, life insurance, health care, disability coverage, parental leave, identify protection, and 401k retirement plan. Stock benefits are provided for certain employees. Annual Report 2025, available at www.iperionx.com
	401-3 and 14.17.5 and 14.21.3 Parental leave.	No (0) employees were entitled to or took parental leave in FY25.
GRI 402: Labor/ Management Relations 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.8 Closures and rehabilitation and Topic 14.17 Employment Practices	402-1 and 14.8.2 and 14.17.6 Minimum notice periods regarding operational changes.	Minimum notice periods were not defined during FY25.

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GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 403: Occupational Health and Safety 2018 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.16 Occupational Health and Safety	403-1 and 14.16.2 Occupational health and safety management system	Health and Safety Section, P. 28 – 30
	403-2 and 14.16.3 Hazard identification, risk assessment, and incident investigation Sector disclosures: • Report how the organization ensures the provision of gender-appropriate personal protective equipment for workers. • Describe the processes used to identify work-related incidents due to sexual and gender-based violence, and to determine corrective actions.	Health and Safety Section, P. 28 – 30
	403-3 and 14.16.4 Occupational health services.	IperionX provided occupational health services in FY25 to employees in the form of: training of personnel in first aid, CPR, and naloxone administration, industrial hygiene support, and mental health resources including an Employee Assistance Program (EAP). Health and Safety Section, P. 28 – 30
	403-4 and 14.16.5 Worker participation, consultation, and communication on occupational health and safety. Sector disclosure: Report how the organization seeks to ensure women's participation in formal joint management-worker health and safety committees, and the percentage of women represented in these committees.	Health and Safety Section, P. 28 – 30
	403-5 and 14.16.6 Worker training on occupational health and safety.	Health and Safety Section, P. 28 – 30
	403-6 and 14.16.7 Promotion of worker health.	Health and Safety Section, P. 28 – 30

GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 403: Occupational Health and Safety 2018 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.16 Occupational Health and Safety (continued)	403-7 and 14.16.8 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships.	Health and Safety Section, P. 28 – 30
	403-8 and 14.16.9 Workers covered by an occupational health and safety management system.	Health and Safety Section, P. 28 – 30
	403-9 and 14.16.10 Work-related injuries.	There were zero (0) OSHA recordable injuries in FY25. Health and Safety Section, P. 28 – 30
	403-10 and 14.16.11 Work-related ill health.	There were zero (0) work-related ill health occurrences in FY25. Health and Safety Section, P. 28 – 30
GRI 404: Training and Education 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.8 Closure and rehabilitation and Topic 14.17 Employment Practices and Topic 14.21 Non-discrimination and equal opportunity	404-1 and 14.17.7 and 14.21.4 Average hours of training per year per employee.	The average hours of training in FY25 per employee was 23 hours. This metric was not broken down by gender or employee category.
	404-2 and 14.8.3 and 14.17.8 Programs for upgrading employee skills and transition assistance programs.	Programs for upgrading employee skills in FY25 included internal training courses and funding support for external training or education as needed for specific job functions. Transition assistance programs in FY25 included severance pay as applicable.
	404-3 Percentage of employees receiving regular performance and career development reviews.	This metric was not calculated for FY25.
GRI 405: Diversity and Equal Opportunity 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.21 Non-discrimination and equal opportunity	405-1 and 14.21.5 Diversity of governance bodies and employees. Additional sector disclosures: Report on gender equality or gender equity plan or policy, providing summary of the plan and progress in implementation.	Our Sustainability Governance Section, P. 17 – 19 Our People Section, P. 27
	405-2 and 14.21.6 Ratio of basic salary and remuneration of women to men. Additional sector disclosures: • Report the ratio of basic salary and remuneration of women to men by mine site. • Report the ratio of basic salary and remuneration by other relevant indicators of diversity by mine site.	This metric was not calculated for FY25. There were no (0) active mines sites in FY25.

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GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 406: Non-discrimination 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.21 Non-discrimination and equal opportunity	406-1 and 14.21.7 Incidents of discrimination and corrective actions taken.	There were zero (0) incidents of discrimination in FY25.
GRI 407: Freedom of Association and Collective Bargaining 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.20 Freedom of Association and collective bargaining	407-1 and 14.20.2 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.	IperionX is not aware of any operations or suppliers where there is risk to the right to freedom of association or collective bargaining.
GRI 14 Topic – Mining Sector Standard 2024: Topic 14.20 Freedom of Association and collective bargaining	14.20.3 Report the number of strikes and lockouts involving 1,000 or more workers lasting one full shift or longer, and their total duration in worker days idle.	There were zero (0) strikes or lockouts in FY25 of any size or duration.
GRI 408: Child Labor 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.18 Child Labor	408-1 and 14.18.2 Operations and suppliers at significant risk for incidents of child labor.	There was no significant risk of child labor identified in operations or suppliers in FY25.
GRI 409: Forced or Compulsory Labor 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.19 Forced labor and modern slavery	409-1 and 14.19.2 Operations and suppliers at significant risk for incidents of forced or compulsory labor.	There was no significant risk of incidents of forced or compulsory labor identified in operations or suppliers in FY25.

GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 410: Security Practices 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.14 Security Practices	410-1 and 14.14.2 Security personnel trained in human rights policies or procedures.	IperionX employed or contracted no (0) security personnel in FY25.
GRI 411: Rights of Indigenous Peoples 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.11 Rights of Indigenous Peoples	411-1 and 14.11.2 Incidents of violations involving rights of Indigenous Peoples. Additional sector disclosures: • Describe the identified incidents of violations involving the rights of Indigenous Peoples.	There were no (0) incidents of violations involving the rights of Indigenous Peoples in FY25.
GRI 14 Topic – Mining Sector Standard 2024: Topic 14.11 Rights of Indigenous Peoples	14.11.3 List the locations of operations and proven reserves where Indigenous Peoples are present and are or may be affected by the activities of the organization.	There are zero (0) operational locations or proven reserves where Indigenous Peoples are present or may be affected by the activities of IperionX.
	14.11.4 Report whether the organization has been involved in a process of seeking free, prior, and informed consent (FPIC) from Indigenous Peoples for any of the organization's activities and, if so, report for each case: • whether the process has been mutually accepted by the organization and the affected Indigenous Peoples; and • whether an agreement has been reached, and if so, if the agreement is publicly available.	IperionX has not been involved in a formal FPIC process from Indigenous Peoples for the organization's activities.

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GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 413: Local Communities 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.10 Local communities	413-1 and 14.10.2 Operations with local community engagement, impact assessments, and development programs Additional sector disclosures: • Report any formal community development agreements made by the organization by mine site.	Our Communities Section, P. 31 There were no (0) active mine sites in FY25.
	413-2 and 14.10.3 Operations with significant actual and potential negative impacts on local communities. Additional sector disclosures: • For each mine site, describe impacts on the health and safety of local communities.	No IperionX operations had significant actual or potential negative impacts on local communities in FY25. There were no (0) active mine sites in FY25.
GRI 14 Topic – Mining Sector Standard 2024: Topic 14.10 Local communities	14.10.4 For each mine site, report: • the number and types of grievances from local communities during the reporting period; • the percentage of grievances that were addressed and resolved during the reporting period; and • the percentage of grievances resolved through remediation during the reporting period.	There were no (0) active mine sites in FY25. There were no (0) grievances from local communities in FY25.
GRI 414: Supplier Social Assessment 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.17 Employment Practices and Topic 14.18 Child Labor and Topic 14.19 Forced labor and modern slavery	414-1 and 14.17.9 and 14.18.3 and 14.19.3 New suppliers that were screened using social criteria.	This metric was not calculated for FY25.
	414-2 and 14.17.10 Negative social impacts in the supply chain and actions taken.	No (0) negative social impacts were identified in the supply chain in FY25.
GRI 415: Public Policy 2016 and GRI 14 Topic – Mining Sector Standard 2024: Topic 14.24 Public Policy	415-1 and 14.24.2 Political contributions.	IperionX made zero (0) political contributions in FY25.

GRI STANDARD	DISCLOSURE	LOCATION AND/OR DIRECT RESPONSE FY25
GRI 14 Topic – Mining Sector Standard 2024: Topic 14.12 Land and resource rights	14.12.2 List the mine sites where involuntary resettlement is planned, ongoing, or has taken place. For each mine site listed: • report the number of persons who have been or will be displaced, and a breakdown by gender; • describe how peoples' livelihoods and human rights are or could be affected and restored.	Resettlements are not applicable to IperionX operations.
	14.12.3 List the locations of operations where conflicts or violations of land and resource rights (including customary, collective, and informal tenure rights) occurred, and describe the incidents and the stakeholders whose rights are or could be affected.	No (0) conflicts or violations of land and resource rights occurred in FY25.
GRI 14 Topic – Mining Sector Standard 2024: Topic 14.13 Artisanal and small-scale mining	14.13.2 List the mine sites where Artisanal and small-scale mining (ASM) occurs on or in close proximity to the site.	Artisanal and small-scale mining is not applicable to IperionX operations.
	14.13.3 Report the total number and nature of incidents involving ASM and actions taken to address them.	Artisanal and small-scale mining is not applicable to IperionX operations.
GRI 14 Topic – Mining Sector Standard 2024: Topic 14.25 Conflict-affected and high-risk areas	14.25.2 List the locations of operations in conflict-affected or high-risk areas and how these were identified.	There are no (0) IperionX locations in conflict-affected or high-risk areas.
	14.25.3 Describe the due diligence process applied for operations in, or when sourcing from, conflict-affected and high-risk areas and whether it aligns with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.	A conflict minerals policy is included in the IperionX Responsible Business Policy 2025, available here: https://iperionx.com/wp-content/uploads/2025/08/25.08_IperionX-Responsible-Business-Policy.pdf
	14.25.4 For operations in conflict-affected or high-risk areas, report the potential negative impacts on workers and local communities, including actions to prevent or mitigate the impacts.	There are no (0) IperionX locations in conflict-affected or high-risk areas.

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IperionX SASB Content Index FY25

Table 1. Sustainability Disclosure Topics & Metrics

TOPIC	CODE	METRIC	CATEGORY	UNIT OF MEASURE	FY25 RESPONSE
Greenhouse Gas Emissions	EM-MM-110a.1	Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations	Quantitative	Metric tons (t) CO_2-e, Percentage (%)	Gross global Scope 1 emissions for FY25 equaled 31.8 metric tons of CO_2e. Zero percent (0%) of emissions are covered under emissions-limiting regulations. Carbon Footprint Section, P. 47
	EM-MM-110a.2	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	Discussion and Analysis	NA	Carbon Footprint Section, P. 47
Air Quality	EM-MM-120a.1	Air emissions of the following pollutants: (1) CO, (2) NOx (excluding N2O), (3) SOx, (4) particulate matter (PM10), (5) mercury (Hg), (6) lead (Pb), and (7) volatile organic compounds (VOCs)	Quantitative	Metric tons (t)	Not yet applicable to IperionX operations. Air emissions of the following pollutants for FY25 were all Zero (0) metric tons: (1) CO, (2) NOx (excluding N2O), (3) SOx, (4) particulate matter (PM10), (5) mercury (Hg), (6) lead (Pb), and (7) volatile organic compounds (VOCs).
Energy Management	EM-MM-130a.1	(1) Total energy consumed, (2) percentage grid electricity, and (3) percentage renewable	Quantitative	Gigajoules (GJ), Percentage (%)	The total energy consumed in FY25 was 5,500 GJ, with 82% of total energy use from grid electricity, and 89% of total energy use was renewable. Our Energy Use Section, P. 45 – 46

TOPIC	CODE	METRIC	CATEGORY	UNIT OF MEASURE	FY25 RESPONSE
Water Management	EM-MM-140a.1	(1) Total water withdrawn, (2) total water consumed; percentage of each in regions with High or Extremely High Baseline Water Stress	Quantitative	Thousand cubic meters (m³), Percentage (%)	The total water withdrawn for FY25 was approximately 43.8 thousand cubic meters (m³). The total water consumed was not yet measured. Zero percent (0%) of water withdrawals happened in regions with High or Extremely High Baseline Water Stress. Our Water Use Section, P. 44
	EM-MM-140a.2	Number of incidents of non-compliance associated with water quality permits, standards, and regulations	Quantitative	Number	Zero (0) incidents in FY25 of non-compliance associated with water quality permits, standards, and regulations.
Waste & Hazardous Materials Management	EM-MM-150a.4	Total weight of non-mineral waste generated	Quantitative	Metric tons (t)	This metric is not yet tracked for IperionX operations.
	EM-MM-150a.5	Total weight of tailings produced	Quantitative	Metric tons (t)	Not yet applicable to IperionX operations as there was no mineral extraction activities in FY25. Zero (0) metric tons of tailings were produced during FY25.
	EM-MM-150a.6	Total weight of waste rock generated	Quantitative	Metric tons (t)	Not yet applicable to IperionX operations as there was no mineral extraction activities in FY25. Zero (0) metric tons of waste rock was generated during FY25.
	EM-MM-150a.7	Total weight of hazardous waste generated	Quantitative	Metric tons (t)	Zero (0) metric tons of hazardous waste was generated during FY25.

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IperionX SASB Content Index FY25 continued

TOPIC	CODE	METRIC	CATEGORY	UNIT OF MEASURE	FY25 RESPONSE
Waste & Hazardous Materials Management (continued)	EM-MM-150a.8	Total weight of hazardous waste recycled	Quantitative	Metric tons (t)	Not applicable to IperionX operations as no hazardous waste was generated in FY25. Zero (0) metric tons of hazardous waste was recycled during FY25.
	EM-MM-150a.9	Number of significant incidents associated with hazardous materials and waste management	Quantitative	Number	Zero (0) incidents in FY25 associated with hazardous materials and waste management.
	EM-MM-150a.10	Description of waste and hazardous materials management policies and procedures for active and inactive operations	Discussion and Analysis	NA	Please refer to the IperionX Responsible Business Policy here: https://iperionx.com/wp-content/uploads/2025/08/25.08_IperionX-Responsible-Business-Policy.pdf
Biodiversity Impacts	EM-MM-160a.1	Description of environmental management policies and practices for active sites	Discussion and Analysis	NA	Please refer to the IperionX Responsible Business Policy here: https://iperionx.com/wp-content/uploads/2025/08/25.08_IperionX-Responsible-Business-Policy.pdf Biodiversity Section, P. 48
	EM-MM-160a.2	Percentage of mine sites where acid rock drainage is: (1) predicted to occur, (2) actively mitigated, and (3) under treatment or remediation	Quantitative	Percentage (%)	Not applicable to IperionX operations as there were no active mine sites in FY25. Zero percent (0%) of mine sites have acid rock drainage that is: (1) predicted to occur, (2) actively mitigated, or (3) under treatment or remediation.
Biodiversity Impacts (continued)	EM-MM-160a.3	Percentage of (1) proved and (2) probable reserves in or near sites with protected conservation status or endangered species habitat	Quantitative	Percentage (%)	Not applicable to IperionX operations. Zero percent (0%) of proved or probable reserves are in or near sites with protected conservation status or endangered species habitat.
Security, Human Rights & Rights of Indigenous Peoples	EM-MM-210a.1	Percentage of (1) proved and (2) probable reserves in or near areas of conflict	Quantitative	Percentage (%)	Not applicable to IperionX operations. Zero percent (0%) of proved or probable reserves are in or near areas of conflict.
	EM-MM-210a.2	Percentage of (1) proved and (2) probable reserves in or near indigenous land	Quantitative	Percentage (%)	Not applicable to IperionX operations. Zero percent (0%) of proved or probable reserves are in or near indigenous land.
	EM-MM-210a.3	Discussion of engagement processes and due diligence practices with respect to human rights, indigenous rights, and operation in areas of conflict	Discussion and Analysis	NA	Please refer to the IperionX Responsible Business Policy here: https://iperionx.com/wp-content/uploads/2025/08/25.08_IperionX-Responsible-Business-Policy.pdf No operations in areas of conflict.
Community Relations	EM-MM-210b.1	Discussion of process to manage risks and opportunities associated with community rights and interests	Discussion and Analysis	NA	Our Community Section, P. 31
	EM-MM-210b.2	(1) Number and (2) duration of non-technical delays	Quantitative	Number, Days	Zero (0) days of non-technical delays in FY25.

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TOPIC	CODE	METRIC	CATEGORY	UNIT OF MEASURE	FY25 RESPONSE
Labor Practices	EM-MM-310a.1	Percentage of active workforce employed under collective agreements	Quantitative	Percentage (%)	Zero percent (0%) of IperionX workforce in FY25 were employed under collective agreements.
	EM-MM-310a.2	(1) Number and (2) duration of strikes and lockouts	Quantitative	Number, Days	Zero (0) days of strikes or lockouts in FY25.
Workforce Health & Safety	EM-MM-320a.1	(1) All-incidence rate, (2) fatality rate, (3) near miss frequency rate (NMFR) and (4) average hours of health, safety, and emergency response training for (a) direct employees and (b) contract employees	Quantitative	Rate	(1) Zero (0) All-incidence rate; (2) Zero (0) fatality rate; (3) NMFR not yet quantified for IperionX operations; (4) 14 hours of health and safety training on average for both direct employees and contract employees during FY25. Health and Safety Section, P. 28 – 30
Business Ethics & Transparency	EM-MM-510a.1	Description of the management system for prevention of corruption and bribery throughout the value chain	Discussion and Analysis	NA	Business Ethics Section, P. 24
	EM-MM-510a.2	Production in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	Quantitative	Metric tons (t) saleable	Zero (0) metric tons produced in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index. No production outside of the U.S.

TOPIC	CODE	METRIC	CATEGORY	UNIT OF MEASURE	FY25 RESPONSE
Tailings Storage Facilities Management	EM-MM-540a.1	Tailings storage facility inventory table: (1) facility name, (2) location, (3) ownership status, (4) operational status, (5) construction method, (6) maximum permitted storage capacity, (7) current amount of tailings stored, (8) consequence classification, (9) date of most recent independent technical review, (10) material findings, (11) mitigation measures, (12) site-specific EPRP	Quantitative	Various	Not applicable to IperionX operations as zero (0) tailing storage facilities were in operation in FY25.
	EM-MM-540a.2	Summary of tailings management systems and governance structure used to monitor and maintain the stability of tailings storage facilities	Discussion and Analysis	NA	Not applicable to IperionX operations as zero (0) tailing storage facilities in operation in FY25.
	EM-MM-540a.3	Approach to development of Emergency Preparedness and Response Plans (EPRPs) for tailings storage facilities	Discussion and Analysis	NA	Not applicable to IperionX operations as zero (0) tailing storage facilities in operation in FY25.

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IperionX SASB Content Index FY25 continued

Table 2. Activity Metrics

TOPIC	CODE	ACTIVITY METRIC	CATEGORY	UNIT OF MEASURE	FY25 RESPONSE
Activity Metric	EM-MM-000.A	Production of (1) metal ores and (2) finished metal products	Quantitative	Metric tons (t) saleable	(1) Zero (0) metric tons of metal ores were produced in FY25; and (2) Not reported.
Activity Metric	EM-MM-000.B	Total number of employees, percentage contractors	Quantitative	Number, Percentage (%)	IperionX ended FY25 with 75 employees, with 7% being independent contractors. Our People Section, P. 27

Note 1: These tables of Sustainability Disclosure Topics & Metrics and Activity Metrics is from the SASB Standards (now part of IFRS Foundation), Metals & Mining Sustainability Accounting Standard, Extractives & Minerals Processing Sector, Sustainable Industry Classification System® (SICS®) EM-MM, Under Stewardship of the International Sustainability Standards Board, Industry Standard Version 2023-12.

Forward Looking Statements

About This Report

This report is intended to highlight some of the Company's sustainability efforts during the fiscal year ended June 30, 2025; it is not a comprehensive description or representation of all of the Company's sustainability activities during that time.

Forward Looking Statements

Information included in this report constitutes forward-looking statements. Often, but not always, forward-looking statements can generally be identified by the use of forward-looking words such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "continue," and "guidance," or other similar words. Forward-looking statements in this report may include, without limitation, statements, information, and opinions regarding plans, strategies and objectives of management, anticipated production or construction commencement dates, expected costs or production outputs, or sustainability initiatives, aspirations, and goals, including related to procurement, policy, environment, employee, data privacy, cybersecurity, and philanthropy matters.

Forward-looking statements inherently involve known and unknown risks, uncertainties and other factors that are often difficult to predict, which may cause the Company's actual results, performance, and achievements to differ materially from any future results, performance or achievements predicted in such statements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions, including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks set out in filings made by the Company from time to time with the Australian Securities Exchange ("ASX") and the U.S. Securities and Exchange Commission ("SEC").

Forward-looking statements are based on the Company and its management's current expectations and assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking statements are not promises or guarantees that such expectations and assumptions will be met. The Company does not give any assurance that the assumptions on which forward-looking statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements in this report speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions, or circumstances on which any such statement is based, regardless of any historical practice of doing so.

IPERIONX

The information in this report that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that  it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement;  all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.  In addition, forward-looking statements related to sustainability matters may be based on historical or current aspirations, commitments, goals, or estimates; internal controls and standards for measuring and reporting progress that are still developing; data, certifications, or representations provided or reviewed by third parties, including information from acquired entities that is incomplete, subject to ongoing review, has not yet been integrated  into the Company’s reporting processes, or, once integrated, is not reconcilable with such processes; diligence and processes that continue to evolve; and assumptions  that are subject to change in the future. The inclusion of information in this report is not an indication that it is considered material to the Company, our business, operations, or  stakeholders, or our impacts on other parties or sustainability matters, in each case under ASX, SEC, or any other law or requirements that may be applicable to the Company or  its subsidiaries.  Website references and hyperlinks throughout this report are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this report, nor does it constitute a part of this report.  Forward Looking Statements continued  +1 980-237-8900  sustainability@iperionx.com iperionx.com  Virginia Office 1092 Confroy Drive  South Boston, VA 24592  74  Contents  Introduction  Governance  People  Environment  Appendices  75

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